January 18, 2011

New Alternatives Fund, Inc.

150 Broadhollow Road

Melville, New York 11747

Attention: David Schoenwald

Re:       New Alternatives Fund, Inc.

Dear Mr. Schoenwald:

NOTICE OF ASSIGNMENT

PFPC Trust Company (“PFPC Trust”) and Customer are parties to a Custodian Services Agreement dated May 1, 2001 (the “Agreement”). Pursuant to Section 20 of the Agreement, PFPC Trust intends to assign the Agreement (including assignment of PFPC Trust’s rights and delegation of PFPC Trust’s duties with respect thereto) to PFPC Trust’s affiliate, The Bank of New York Mellon, effective February 21, 2011. PFPC Trust hereby provides to Customer 30 days’ written notice of such action.

Very truly yours,

PFPC TRUST COMPANY

By:	/s/ Edward A. Smith, III
Edward A. Smith, III
Vice President & Senior Director

8800 Tinicum Boulevard, Fourth Floor, Philadelphia, PA 19153